

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

Via E-mail
Mr. Edgel Groves
President and Director
Golden Edge Entertainment, Inc.
629 Neals Lane
Gallatin, Tennessee 37066

> **Re:** **Golden Edge Entertainment, Inc.**
> **Registration Statement on Form 10**
> **Filed May 21, 2013**
> **File No. 000-54958**

Dear Mr. Groves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1. A shell company, as defined under Rule 12b-2 of the Securities Exchange Act of 1934, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Currently, it appears that you have no operations, no revenues, and that your assets consist solely of $5,000 cash as of December 31, 2012. Therefore, please prominently disclose your company as a shell company and that you have not generated revenue or commenced business operations under Business, Risk Factors, Management's Discussion and Analysis, and elsewhere as appropriate throughout the filing.

2. Disclose whether the company, the officer and director, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

3. Please reconcile inconsistent disclosure regarding officer funding. For example, you indicate Mr. Groves is currently funding the company under Business on page 3. However you indicate elsewhere that Mr. Groves' funding is strictly prospective in nature. Therefore, please revise throughout the filing to provide consistent disclosure regarding the status of officer(s) loans and funding to the company.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

    -   Describe how and when a company may lose emerging growth company status;

    -   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    -   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

5. Please be advised that your Form 10-12(G) will be effective by operation of law and lapse of time 60 days after the date of filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date you will be subject to the reporting requirements

under Section 13(a) of the Securities Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 2

General

6. We note the company is comprised of two executive officers, Messrs. Groves and Balaban. Please disclose the number of total employees and full-time employees pursuant to Item 101(h)(4)(xii) of Regulation S-K.

7. We note your disclosure under Risk Factors indicating that regulatory actions may affect results of operations. Please disclose the need for any government approval of principal products or services and your current status for approval if not yet received. Further, discuss the effect of government regulations on your proposed business plan. Please refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

8. You disclose a plan to engage in "music production and distribution in the United States." Please discuss what steps you intend to take prior to commencing business operations and immediately thereafter to compete to provide your intended services to individual artists, musical groups, managers of artists and recording companies on a local, regional or national scale.

Production Activities, page 2

9. Please explain on what basis you intend to hire professionals necessary to perform production services for your recording activities. For example, describe the nature and scope of these employment relationships and whether you reasonably expect to hire full time production and recording professionals.

10. Please describe how you intend to search, identify and negotiate with potential individual artists, musical groups, managers, or recording companies, to enter into music production and recording agreements.

11. Please disclose the anticipated costs and timeline for development of your website. Also disclose whether you intend to employ others to create and manage the operation of your website. In addition to development, please describe how you will utilize your website to attract and generate clients.

12. We note you intend to outsource certain business operations, particularly the production of large quantity audio music products and promotional merchandise. Please disclose whether you have contacted parties to perform these services and whether you have entered into any agreements.

Competition, page 3

13. Please discuss your intended primary methods of competition in the music recording and production industry given the presence of larger and more recognizable competitors. Refer to Item 101(h)(4)(iv).

Item 1A. Risk Factors, page 3

14. Please revise the introductory paragraph to your risk factor section to remove the reference to this being an "annual report," insofar as your Form 10 is a registration statement.

Risks Related Our Company [sic], page 4

We may require additional funds to achieve our current business strategy…, page 4

15. Please revise to disclose that Mr. Groves has orally agreed to provide the necessary funds, without interest, for the company to comply with the reporting requirements under the Securities Exchange Act of 1934. Please clarify, if true, to indicate that Mr. Groves is not contractually obligated to the company and that the company cannot provide assurance that Mr. Groves will fund the company in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Liquidity, page 8

16. Please tell us and disclose whether the company has sufficient capital and liquidity to meet its obligations over the next twelve months and any plans it has to raise funding. We note the company only has $5,000 and no financing which raises questions about its ability to meet its financial obligations even with nominal expenses.

Results of Operations, page 8

17. We note you plan to offer music through production of physical CDs and online downloading, such as distribution through iTunes. Please provide a discussion about the evolving music distribution market, particularly the relationship between physical CD sales and internet downloads. Please describe any known market trends or uncertainties that you reasonably expect will have a material impact on net sales or revenues from your business operations. For guidance refer to Item 303(a)(3)(ii) of Regulation S-K.

Item 3. Description of Property, page 8

18. Please revise your inconsistent disclosure with respect to use of the recording studio property. We note disclosure under Business on pages 2-3 indicating that you plan to rent this studio for a set hourly or daily fee. However, you indicate elsewhere, including this section and under Note 7 on page F-11, that the studio is provided rent free.

Item 5. Directors and Executive Officers, page 9

19. We note the "CFO" designation under Mr. Daniel Masters on the signature page. Please revise to disclose the title of each executive officer role consistently throughout the filing.

Resumes, page 10

20. Please disclose the name and principal business of Mr. Daniel Masters' current law practice. Refer to Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, page 11

21. Please revise to clarify the compensation arrangement between Mr. Groves and the company. If true, disclose that cash flow generated by the company up to $1,000 during the first twelve months will be disbursed to Mr. Groves pursuant to his executive compensation agreement. Also, please disclose whether this agreement is evidenced by a written contract.

Item 7. Certain Relationships and Related Transactions, page 11

22. Please disclose your lack of director independence pursuant to Item 407(a) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity…, page 12

23. Please disclose the unavailability of Rule 144 under the Securities Act of 1933. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. As a result, please disclose that your common stock will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met. Refer to Item 201(a)(2)(ii) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 14

24. Please revise the amount of common shares issued and outstanding as of the date of this filing to 17,180,000.

Item 15. Financial Statements and Exhibits, page 15

General

25. Please update your financial statements for the quarterly period ended March 31, 2013.

Exhibit 3.1 Articles of Incorporation, page 15

26. Please revise to file a complete copy of the amended articles of incorporation and bylaws. Refer to Item 601(b)(3)(i) and (ii) of Regulation S-K.

Exhibit 23, Consent of Independent Registered Public Accounting Firm

27. Please revise description of Exhibit 23.1 to reflect consent of independent registered public accounting firm Anton & Chia, LLP.

28. Please have your auditor revise their consent so that it is addressed to the Board of Directors of Golden Edge Entertainment, Inc.

Note 1. Nature and Background of Business and Note. 2 Summary of Significant Accounting Policies, page F-7

29. Please tell us and provide the disclosures required for a development stage company in accordance with ASC 915. We note your financial statements have been prepared in accordance with the requirements for a development-stage company, but there are no disclosures as required in the notes to the financial statement.

Note 5. Earnings Per Share, F-10

30. Please tell us and disclose whether you had any dilutive common stock equivalents at December 31, 2012 and 2011. We note that you issued various warrants since inception that were outstanding at those dates.

Note 8. Warrants, page F-13

31. Please tell us and disclose the value of the warrants issued at December 30, 2010, and reflect these in your financial statements presented accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273, or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Paul Fischer, Staff Attorney, at 202-551-3415 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniel C. Masters, Esq.